April 21, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Scott Anderegg

Re:	Navigation Capital Acquisition IX Corp.

Registration Statement on Form S-1 (File No. 333-257469)

Request to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Navigation Capital Acquisition IX Corp., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-257469), together with all exhibits thereto (the “Registration Statement”), because the Registrant has elected to abandon the transactions subject thereto. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement.

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Curtis L. Mo of DLA Piper LLP (US), at (650) 833-2015. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to Curtis L. Mo at curtis.mo@us.dlapiper.com. Thank you for your assistance.

Sincerely,
Navigation Capital Acquisition IX Corp.
By:	/s/ David Panton
David Panton Chairman